Exhibit 99.1

Zepp Health Corporation Reports Second Quarter 2022 Unaudited Financial Results

BEIJING, August 25, 2022 /PRNewswire/ -- Zepp Health Corporation (“Zepp” or the “Company”) (NYSE: ZEPP) today reported revenues of RMB1.1 billion (US$165.5 million); GAAP diluted net loss per share of RMB0.44 (US$0.07); and GAAP diluted net loss per ADS of RMB1.74 (US$0.26) for the second quarter ended June 30, 2022. Each ADS represents four Class A ordinary shares.

“Our second quarter revenues improved from the first quarter, which highlights our execution capabilities, product strength and disciplined business management approach, in the face of macro economic challenges. We achieved RMB1.1 billion in revenues, representing a 46.4% increase quarter-over-quarter. Our year-over-year revenues decreased by 39.6%, mainly due to the different product launch timing compared with last year, especially when Mi-band 7 was launched at the end of the second quarter due to continued chip shortage.” said Wang Huang, Chairman and CEO of Zepp Health. “The improvement of our second quarter from first quarter also illustrated our effective product strategy and our ability to extend and solidify our market position. I am optimistic we can deliver stronger results in the second half of 2022 as we have witnessed strong sales traction from our self-branded smartwatches, including Amazfit T-Rex 2, Amazfit Bip 3 and Amazfit Bip 3 Pro, since their launch toward the end of the second quarter. As a company passionately committed to technological innovation, we are constantly expanding our technology footprint to attract more users to join our flourishing Zepp OS ecosystem. From June 1 to August 31, we are hosting the first-ever Zepp OS Global Online Hackathon to create closer bonds with developers worldwide and foster smartwatch innovation.”

Chief Financial Officer, Leon Deng, added, “Second quarter results demonstrated our resilience against multiple macroeconomic headwinds. During the period, our improved revenues and effective expense control initiatives helped us further narrow our operating loss by RMB44.8 million quarter-over-quarter. I am confident that our strict management of costs and expansion of product portfolio will position us for long-term success.”

Second Quarter 2022 Financial Summary

	For the Three Months Ended		For the Six Months Ended
GAAP in millions, except for percentages and per share/ADS amounts	June 30, 2022	June 30, 2021[1]	June 30, 2022	June 30, 2021[1]
Revenue RMB	1,108.3	1,835.1	1,865.3	2,982.4
Revenue US$	165.5	284.2	278.5	461.9
Gross Margin	17.9%	22.0%	18.8%	22.2%
Net income/(loss) attributable to Zepp Health Corporation RMB	(106.9)	92.6	(195.7)	52.1
Adjusted net income/(loss) attributable to Zepp Health Corporation RMB[2]	(94.4)	132.5	(170.0)	103.4
Diluted net income/(loss) per share RMB	(0.44)	0.35	(0.79)	0.20
Diluted net income/(loss) per ADS US$	(0.26)	0.22	(0.47)	0.12
Adjusted diluted net income/(loss) per share RMB[3]	(0.38)	0.50	(0.69)	0.39
Adjusted diluted net income/(loss) per ADS US$	(0.23)	0.31	(0.41)	0.24
Units Shipped in millions	6.3	11.5	10.0	17.8

1 The US$ numbers in 2021 are referenced with the prior 6-K disclosures, which translations from RMB to US$ are made at a rate of RMB6.4566 to US$1.00, the effective noon buying rate for June 30, 2021 as set forth in the H.10 statistical release of the Federal Reserve Board.

2 Adjusted net loss attributable to Zepp Health Corporation is a non-GAAP measure, which excludes share-based compensation expenses. See "Reconciliation of GAAP and Non-GAAP Results" at the end of this press release.

3 Adjusted diluted net loss is the abbreviation of adjusted net loss attributable to Zepp Health Corporation, which is a non-GAAP measure and excludes share-based compensation expenses attributable to Zepp Health Corporation, and is used as the numerator in computation of adjusted basic and diluted net loss per ADS attributable to Zepp Health Corporation.

Second Quarter 2022 Financial Results

Revenues

Total units shipped in the second quarter 2022 decreased by 45.2% year-over-year to 6.3 million, compared with 11.5 million in the second quarter of 2021. This was mainly caused by a 50.0% decrease in units of products built for Xiaomi, due to different product launch timing compared with last year.

Revenues for the second quarter of 2022 reached RMB1.1 billion (US$165.5 million), a decrease of 39.6% from the second quarter of 2021. The decrease was mostly because the Mi band 7 was launched two-month later than Mi Band 6 in the comparison period. Our self-brand product sales were affected by lower consumer discretionary spending. We launched Amazfit Trex 2 and Bip new series, which showed early success in June and continued to gain traction heading into the third quarter.

Impact of COVID-19 and Russia-Ukraine Conflict on Our Business

The COVID-19 pandemic has had, and continues to have, a significant impact around the world in the second quarter of 2022, prompting governments and businesses to take unprecedented measures, such as restrictions on business operations, temporary closures of businesses, travels, and quarantine and shelter-in-place orders.

The fresh lockdowns in China affected the retail store sales and brought challenges to our supply chain globally. Shortages of electronic components and chips for different industries persisted and accordingly affected the supply and production cycle for the Company. Furthermore, the lockdowns of several megacities in China, especially Shanghai, weakened consumer demand, as well as posted big challenges to the Company’s supply chain for the quarter, causing delays for our products to arrive at target markets, and this continued into the second quarter. Given the evolving nature of the COVID-19 pandemic at the time of this release, the Company cannot predict the extent of future negative impacts on market conditions or the Company’s operations.

The continued conflict situation between Russia and the Ukraine affected the demand for and sales of Xiaomi wearable products and our self-branded products in the affected regions. As Europe is one of the biggest sales regions for the Company, the conflict also affected freight cost, consumer confidence in Europe and the EUR currency value. Revenue from sales of products in Russia and Ukraine accounted for approximately 4% of our total revenues in 2021. Currently the situation does not have a material adverse impact on the Company.

Gross Margin

Gross margin in the second quarter of 2022 was 17.9%, lower by 4.1% compared with 22.0% for the same period of 2021 and lower by 2.2% compared with 20.1% for the first quarter of 2022. Lower gross margin in the second quarter of 2022 resulted from higher outbound freight cost globally versus the same period last year, adverse currency depreciation impact, and promotions for our previous generation products to prepare for the new product launches.

Research and Development

Research and development expense in the second quarter of 2022 was RMB129.0 million, decreasing 19.5% year-over-year, and comprising 11.6% of revenues, versus 8.7% for the same period last year. This was mainly driven by expense optimization. Furthermore, the Company is holding Zepp OS Global Online Hackathon around the world and have attracted thousands of third-party developers to develop their apps and programs on the Company’s developer community website. Now users could find several mini games on our GT3 smartwatch. Zepp OS is a platform to form economic scale to streamline the R&D expenses and integrate different programs.

Selling and Marketing

Selling and marketing expense in the second quarter of 2022 was RMB108.3 million, increasing 3.4% year-over-year, and comprising 9.8% of revenues, compared with 5.7% of revenue for the same period in 2021. The increase was due to the e-commerce online advertisement promotions for our self-branded products to match with competitors.

General and Administrative

General and administrative expense was RMB71.7 million in the second quarter of 2022, increasing 7.9% year-over-year, and comprising 6.5% of revenues, compared with 3.6% in the same period in 2021. It was largely attributable to exchange rate fluctuation.

Operating Expenses

Total operating expenses for the second quarter of 2022 were RMB308.9 million, a decrease of 6.8% year-over-year, which accounted for 27.9% of revenues for the period, as compared with 18.1% in the second quarter of 2021. In 2022, the Company will continue to work on cost optimization to adapt to the macro environment and strive for profitability realization for the future.

Operating Income/(Loss)

Operating loss for the second quarter of 2022 was RMB110.6 million, which decreased by RMB182.2 million from operating income of RMB71.6 million for the same period in 2021. The loss was mainly caused by the decreased revenue scale, which could not cover the relatively fixed operating expenses in the quarter.

Net Income/(Loss)

Net loss attributable to Zepp Health Corporation for the second quarter of 2022 was RMB106.9 million, compared with RMB92.6 million net income in the second quarter of 2021.

Liquidity and Capital Resources

As of June 30, 2022, the Company had cash and cash equivalents and restricted cash of RMB997.1 million (US$148.9 million), compared with RMB1,052.9 million as of March 31, 2022 and RMB1,509.5 million as of December 31, 2021.

Share Repurchase Program Update

The Company had announced in its third quarter 2021 earnings release that the board had authorized a share repurchase program of up to US$20 million. As of June 30, 2022, the Company has used US$8.8 million to repurchase 2,163,282 ADSs. The Company intends to continue with the repurchase program.

Outlook

For the third quarter of 2022, the management of the Company currently expects:

-	Net revenues to be between RMB1.2 billion and RMB1.5 billion, compared with RMB1.61 billion in the third quarter of 2021.

This outlook reflects continued uncertainty pertaining to the potential effects of the COVID-19 pandemic on sales and on electronic component delays, as well as the expected sales seasonality of both self-branded and Xiaomi products. It is based on the current market conditions and reflects the Company management’s current and preliminary estimates of market and operating conditions and customer demand, which are all subject to change.

Conference Call

The Company’s management will hold a conference call at 8:00 a.m. Eastern Time on Thursday, August 25 (8:00 p.m. Beijing Time on August 25, 2022) to discuss financial results and answer questions from investors and analysts. Listeners may access the call by dialing:

US (Toll Free):	+1-888-346-8982
International:	+1-412-902-4272
Mainland China (Toll Free):	400-120-1203
Hong Kong (Toll Free):	800-905-945
Hong Kong:	+852-3018-4992

Participants should dial-in at least 10 minutes before the scheduled start time and ask to be connected to the call for "Zepp Health Corporation."

Additionally, a live and archived webcast of the conference call will be available at https://ir.zepp.com/investor.

A telephone replay will be available one hour after the call until September 01, 2022 by dialing:

US Toll Free:	+1-877-344-7529
International:	+1-412-317-0088
Replay Passcode:	4786858

About Zepp Health Corporation (NYSE: ZEPP)

Zepp Health changed its name from Huami Corp. (HMI) on February 25, 2021 to emphasize its health focus with a name that resonates across languages and cultures globally. The Company's mission continues to be connecting health with technology. Since its inception in 2013, Zepp Health has developed a platform of proprietary technology including AI chips, biometric sensors, and data algorithms, which drive a broadening line of smart health devices for consumers, and data analytics services for population health.  Zepp Health is one of the largest global developers of smart wearable health and consumer fitness devices, shipping 36 million units in 2021. Zepp Health Corp. is based in Hefei, China, with U.S. operations, Zepp Health USA, based in Cupertino, California.

Use of Non-GAAP Measures

We use adjusted net income/(loss), a non-GAAP financial measure, in evaluating our operating results and for financial and operational decision-making purposes. Adjusted net income/(loss) represents net income/(loss) excluding share-based compensation expenses, and such adjustment has no impact on income tax. Adjusted net income/(loss) attributable to Zepp Health Corporation is a non-GAAP measure, which excludes share-based compensation expenses attributable to Zepp Health Corporation, and is used as the numerator in computation of adjusted net income/(loss) per share and per ADS attributable to Zepp Health Corporation.

We believe that adjusted net income/(loss) and adjusted net income/(loss) attributable to Zepp Health Corporation help identify underlying trends in our business that could otherwise be distorted by the effect of certain expenses that we include in net income/(loss) and net income/(loss) attributable to Zepp Health Corporation. We believe that adjusted net income/(loss) and adjusted net income/(loss) attributable to Zepp Health Corporation provides useful information about our operating results, enhances the overall understanding of our past performance and future prospects and allows for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.

Adjusted net income/(loss) and adjusted net income/(loss) attributable to Zepp Health Corporation, should not be considered in isolation or construed as an alternative to net income/(loss), basic and diluted net income/(loss) per share and per ADS attributable to Zepp Health Corporation or any other measure of performance or as an indicator of our operating performance. Investors are encouraged to review the historical non-GAAP financial measures to the most directly comparable GAAP measures. Adjusted net income/(loss) and adjusted net income/(loss) attributable to ordinary shareholders, presented here may not be comparable to similarly titled measures presented by other companies. Other companies may calculate similarly titled measures differently, limiting their usefulness as comparative measures to our data. We encourage investors and others to review our financial information in its entirety and not rely on a single financial measure.

Exchange Rate

The Company’s business is primarily conducted in China and the significant majority of revenues generated are denominated in RMB. This announcement contains currency conversions of RMB amounts into US$ solely for the convenience of the reader. Unless otherwise noted, all translations from RMB to US$ are made at a rate of RMB6.6981 to US$1.00, the effective noon buying rate for June 30, 2022 as set forth in the H.10 statistical release of the Federal Reserve Board. No representation is made that the RMB amounts could have been, or could be, converted, realized or settled into US$ at that rate on June 30, 2022, or at any other rate.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates," "confident" and similar statements. Statements that are not historical facts, including statements about the Company's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the cooperation with Xiaomi, the recognition of the Company's self-branded products; the Company's growth strategies; trends and competition in global wearable technology market; changes in the Company's revenues and certain cost or expense accounting policies; governmental policies relating to the Company's industry and general economic conditions in China and the global. Further information regarding these and other risks is included in the Company's filings with the United States Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and the Company undertakes no obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Zepp Health Corporation

Grace Yujia Zhang

Email: ir@zepp.com

The Piacente Group, Inc.

Yang Song

Tel: +86-10-6508-0677

Email: zepp@tpg-ir.com

Zepp Health Corporation

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("US$")

except for number of shares and per share data, or otherwise noted)

	As of December 31,	As of June 30,
	2021	2022
	RMB	RMB	US$
Assets
Current assets:
Cash and cash equivalents	1,468,499	954,578	142,515
Restricted cash	41,040	42,545	6,352
Term deposit	5,000	5,000	746
Accounts receivable, net	537,084	518,254	77,373
Amounts due from related parties	295,614	578,384	86,350
Inventories, net	1,249,327	1,515,675	226,284
Short-term investments	19,351	37,008	5,525
Prepaid expenses and other current assets	315,038	125,785	18,779
Total current assets	3,930,953	3,777,229	563,924

Property, plant and equipment, net	133,873	118,130	17,636
Intangible asset, net	135,582	129,497	19,333
Goodwill	61,055	64,173	9,581
Long-term investments	1,552,591	1,699,389	253,712
Deferred tax assets	143,419	199,224	29,743
Other non-current assets	19,593	24,281	3,625
Operating lease right-of-use assets	108,435	89,812	13,409
Total assets	6,085,501	6,101,735	910,963

Zepp Health Corporation

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("US$")

except for number of shares and per share data, or otherwise noted)

	As of December 31,	As of June 30,
	2021	2022
	RMB	RMB	US$
Liabilities
Current liabilities:
Accounts payable	1,317,306	942,615	140,729
Advance from customers	4,230	2,267	338
Amount due to related parties	50,123	59,821	8,931
Accrued expenses and other current liabilities	316,083	219,727	32,804
Income tax payables	2,595	39,239	5,858
Notes payable	103,795	92,837	13,860
Short-term bank borrowings	358,000	918,000	137,054
Total current liabilities	2,152,132	2,274,506	339,574
Deferred tax liabilities	26,909	38,874	5,804
Long-term borrowings	726,851	747,266	111,564
Other non-current liabilities	175,053	217,133	32,417
Non-current operating lease liabilities	71,117	50,141	7,486
Total liabilities	3,152,062	3,327,920	496,845

Zepp Health Corporation

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("US$")

except for number of shares and per share data, or otherwise noted)

	As of December 31,	As of June 30,
	2021	2022
	RMB	RMB	US$
Equity
Ordinary shares	159	159	24
Additional paid-in capital	1,641,544	1,667,392	248,935
Treasury stock	(21,798)	(56,176)	(8,387)
Accumulated retained earnings	1,271,171	1,035,486	154,593
Accumulated other comprehensive income	29,271	114,233	17,054
Total Zepp Health Corporation shareholders' equity	2,920,347	2,761,094	412,219
Noncontrolling interests	13,092	12,721	1,899
Total equity	2,933,439	2,773,815	414,118
Total liabilities and equity	6,085,501	6,101,735	910,963

Zepp Health Corporation

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("US$")

except for number of shares and per share data, or otherwise noted)

	For the Three Months Ended June 30,
	2021	2022
	RMB	RMB	US$
Revenues	1,835,141	1,108,288	165,463
Cost of revenues	(1,432,105)	(909,945)	(135,851)
Gross profit	403,036	198,343	29,612
Operating expenses:
Selling and marketing	(104,686)	(108,255)	(16,162)
General and administrative	(66,448)	(71,694)	(10,704)
Research and development	(160,304)	(128,991)	(19,258)
Total operating expenses	(331,438)	(308,940)	(46,124)
Operating income/(loss)	71,598	(110,597)	(16,512)

Other income and expenses:
Interest income	4,525	2,148	321
Interest expense	(10,342)	(14,123)	(2,109)
Other income/(expense), net	(216)	2,320	346
Loss from fair value change of long-term investment	-	(11,398)	(1,702)
Investment income	13,507	-	-
Income/(Loss) before income tax and income from equity method investment	79,072	(131,650)	(19,656)
Income tax (expense)/benefits	(11,607)	13,018	1,944
Income/(Loss) before income from equity method investments	67,465	(118,632)	(17,712)
Net income from equity method investments	24,836	11,450	1,709
Net Income/(loss)	92,301	(107,182)	(16,003)
Less: Net loss attributable to noncontrolling interest	(269)	(237)	(35)
Net income/(loss) attributable to Zepp Health Corporation	92,570	(106,945)	(15,968)
Net income/(loss) per share attributable to Zepp Health Corporation
Basic income/(loss) per ordinary share	0.37	(0.44)	(0.07)
Diluted income/(loss) per ordinary share	0.35	(0.44)	(0.07)

Net income/(loss) per ADS (4 ordinary shares equal to 1 ADS)
ADS – basic	1.47	(1.74)	(0.26)
ADS – diluted	1.41	(1.74)	(0.26)

Weighted average number of shares used in computing net income/(loss) per share
Ordinary share – basic	251,813,617	245,702,834	245,702,834
Ordinary share – diluted	263,499,745	245,702,834	245,702,834

Zepp Health Corporation

Reconciliation of GAAP and Non-GAAP Results

(Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("US$")

except for number of shares and per share data, or otherwise noted)

	For the Three Months Ended June 30,
	2021	2022
	RMB	RMB	US$
Net income/(loss) attributable to Zepp Health Corporation	92,570	(106,945)	(15,968)
Share-based compensation expenses	39,922	12,589	1,880
Adjusted net income/(loss) attributable to Zepp Health Corporation[2]	132,492	(94,356)	(14,088)

Adjusted net income/(loss) per share attributable to Zepp Health Corporation
Adjusted basic income/(loss) per ordinary share	0.53	(0.38)	(0.06)
Adjusted diluted income(loss) per ordinary share	0.50	(0.38)	(0.06)

Adjusted net income/(loss) per ADS (4 ordinary shares equal to 1 ADS)
ADS – basic	2.10	(1.54)	(0.23)
ADS – diluted	2.01	(1.54)	(0.23)

Weighted average number of shares used in computing adjusted net income/(loss) per share
Ordinary share – basic	251,813,617	245,702,834	245,702,834
Ordinary share – diluted	263,499,745	245,702,834	245,702,834

Share-based compensation expenses included are follows:
Selling and marketing	6,860	1,297	194
General and administrative	6,003	5,646	843
Research and development	27,059	5,646	843
Total	39,922	12,589	1,880

Zepp Health Corporation

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("US$")

except for number of shares and per share data, or otherwise noted)

	For the Six Months Ended June 30,
	2021	2022
	RMB	RMB	US$
Revenues	2,982,404	1,865,338	278,488
Cost of revenues	(2,321,163)	(1,514,755)	(226,147)
Gross profit	661,241	350,583	52,341
Operating expenses:
Selling and marketing	(195,473)	(211,360)	(31,555)
General and administrative	(131,733)	(129,855)	(19,387)
Research and development	(312,634)	(275,399)	(41,116)
Total operating expenses	(639,840)	(616,614)	(92,058)
Operating income/(loss)	21,401	(266,031)	(39,717)

Other income and expenses:
Interest income	10,253	4,695	701
Interest expense	(16,990)	(25,793)	(3,851)
Other income, net	2,285	6,065	905
Gain from fair value change of long-term investment	-	40,300	6,017
Investment income	13,507	-	-
Income/(Loss) before income tax and income from equity method investment	30,456	(240,764)	(35,945)
Income tax (expense)/benefits	(4,009)	29,765	4,444
Income/(Loss) before income from equity method investments	26,447	(210,999)	(31,501)
Net income from equity method investments	25,293	14,958	2,233
Net income/(loss)	51,740	(196,041)	(29,268)
Less: Net loss attributable to noncontrolling interest	(403)	(371)	(55)
Net income/(loss) attributable to Zepp Health Corporation	52,143	(195,670)	(29,213)
Net income/(loss) per share attributable to Zepp Health Corporation
Basic income/(loss) per ordinary share	0.21	(0.79)	(0.12)
Diluted income/(loss) per ordinary share	0.20	(0.79)	(0.12)

Net income/(loss) per ADS (4 ordinary shares equal to 1 ADS)
ADS – basic	0.83	(3.16)	(0.47)
ADS – diluted	0.79	(3.16)	(0.47)

Weighted average number of shares used in computing net income/(loss) per share
Ordinary share – basic	251,306,762	247,598,751	247,598,751
Ordinary share – diluted	263,397,411	247,598,751	247,598,751

Zepp Health Corporation

Reconciliation of GAAP and Non-GAAP Results

(Amounts in thousands of Renminbi ("RMB") and U.S. dollars ("US$")

except for number of shares and per share data, or otherwise noted)

	For the Six Months Ended June 30,
	2021	2022
	RMB	RMB	US$
Net income/(loss) attributable to Zepp Health Corporation	52,143	(195,670)	(29,213)
Share-based compensation expenses	51,300	25,645	3,829
Adjusted net income/(loss) attributable to Zepp Health Corporation[2]	103,443	(170,025)	(25,384)

Adjusted net income/(loss) per share attributable to Zepp Health Corporation
Adjusted basic income/(loss) per ordinary share	0.41	(0.69)	(0.10)
Adjusted diluted income/(loss) per ordinary share	0.39	(0.69)	(0.10)

Adjusted net income/(loss) per ADS (4 ordinary shares equal to 1 ADS)
ADS – basic	1.65	(2.75)	(0.41)
ADS – diluted	1.57	(2.75)	(0.41)

Weighted average number of shares used in computing adjusted net income/(loss) per share
Ordinary share – basic	251,306,762	247,598,751	247,598,751
Ordinary share – diluted	263,397,411	247,598,751	247,598,751

Share-based compensation expenses included are follows:
Selling and marketing	7,020	2,214	331
General and administrative	14,221	11,872	1,772
Research and development	30,059	11,559	1,726
Total	51,300	25,645	3,829